The share exchange described in this press release involves securities of a Japanese company.  The offer is subject to disclosure requirements of Japan that are different from those of the United States.  Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and all of its officers and directors reside outside of the United States.  You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws.  It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

May 10, 2018
For immediate release
Company:	Nisshinbo Holdings Inc.
Representative:	Masaya Kawata, President
Securities Code:	3105 TFS (First Section); NSE (First Section); SSE; FSE
Contact:	Investor Relations & Public Relations Group (Tel: 03-5695-8854)

Company:	New Japan Radio Co., Ltd.
Representative:	Ryo Ogura, President and Representative Director
Securities Code:	6911, TFS (First Section)
Contact:	Masahiro Akimatsu, Manager, General Affairs (Tel: 03-5642-8222)

Notice Regarding Execution of Share Exchange Agreement Concerning Nisshinbo Holdings Inc. Making New Japan Radio Co., Ltd. a Wholly-Owned Subsidiary

We hereby announce as follows that Nisshinbo Holdings Inc. (“Nisshinbo Holdings”) and New Japan Radio Co., Ltd. (“New JRC”) resolved at meetings of their respective Board of Directors held today to implement a share exchange through which Nisshinbo Holdings will become a wholly-owning parent company resulting from a share exchange and New JRC will become a wholly-owned subsidiary resulting from a share exchange (the “Share Exchange”) and Nisshinbo Holdings and New JRC executed a share exchange agreement (the “Share Exchange Agreement”).  The Share Exchange will be implemented, in the case of Nisshinbo Holdings, without approval by resolution of its general shareholders’ meeting by way of a simplified share exchange as prescribed in Article 796, Paragraph 2 of the Companies Act, and in the case of New JRC, with the Share Exchange Agreement being approved at its annual general shareholders’ meeting to be held on June 25, 2018.  The effective date of the Share Exchange is scheduled to be September 1, 2018 (the “Share Exchange Effective Date”).
Prior to the Share Exchange Effective Date, New JRC plans to delist its shares of common stock (the “New JRC Shares”) from the First Section of the Tokyo Stock Exchange, Inc. (“TSE”) on August 29, 2018 (with a final trading date of August 28, 2018).
1.	Purposes of the Share Exchange
Nisshinbo Holdings originated in 1907 as Nisshin Cotton Spinning Co., Ltd., which was a cotton spinning manufacturer, and following that, in addition to textiles, it proceeded with diversifying its business into automobile brakes, precision instruments, chemicals, and electronics, and in recent years Nisshinbo Holdings has offered solutions to challenges faced by human society such as environmental destruction and global warming, and it strives every day to improve its corporate value as an Environment and Energy Company group that contributes to people living in safety and peace.

In 2009 Nisshinbo Holdings transitioned to a holding company structure, and with the aim of achieving “sales of 1 trillion yen and a ROE of 12%,” which is its long-term business performance target for FY 2025, in addition to strengthening its existing businesses, Nisshinbo Holdings is working to convert its earnings structure by combining technology throughout the entire group, creating new businesses, and changing its portfolio through aggressive M&As.
Meanwhile, New JRC was established in 1959 as Saitama Japan Radio Co., Ltd., which is wholly owned by Japan Radio Co., Ltd. (“JRC”), and in 1961 it changed its name to New Japan Radio Co., Ltd.  Since its establishment, New JRC has developed a business that focusses on electronic devices, particularly microwave products and analog semiconductors, based on microwave technology and microelectronics technology.  In 2005, New JRC became a consolidated subsidiary of Nisshinbo Holdings, which was expanding and strengthening its electronics business as its strategic core business, and New JRC has steadily accumulated results such as improving its business performance and improving its cash flow by working on fundamental organizational restructuring since 2011 and putting activities such as proactive product development and sales promotion into practice.
New JRC manufactures and sells analog semiconductor products that are available in a broad range of specifications such as audio, operational amplifiers for vehicles and industrial equipment, and power management ICs, but by participating in joint development projects with the Nisshinbo Group, New JRC has further deepened its relationships with automakers and major Tier 1 automotive parts suppliers by utilizing the trust the Nisshinbo Group has built up through those business relationships, and New JRC has also increased business involving automotive electronic devices for control systems.  Further, in August 2016, a German company (Frankfurt) was established as a wholly-owned subsidiary of New JRC, and it is expected New JRC will see further growth in automotive electronic devices considering it is also committed to expanding into the European market on a full scale.
The Nisshinbo Group has a policy of focusing its management resources on automotive businesses and super smart society-related businesses*1 in its medium- to long-term strategy based on its corporate philosophy of Public Entity, Consistent Integrity, and Innovation, but as medium- to long-term measures, it is particularly focused on areas involving self-driving vehicles such as ADAS (Advanced Driving Assistance Systems).
Autonomous driving comprises three key areas of functionality ― recognition, decision-making and control, but the goal at the Nisshinbo Group is to develop its business with a focus on the functional area of “recognition” where there is a significant scope for technical differentiation.  To that end, the Nisshinbo Group is endeavoring to maximize synergy by utilizing resources within the Nisshinbo Group through measures such as applying superior technology at JRC and New JRC such as sensor, semiconductor, radar, and laser technologies and the trust with automakers and major Tier 1 automotive parts suppliers it has built up through many years of business in the automotive break and the precision instruments businesses.
Based on that business strategy, in the Nisshinbo Group’s electronic business, there are accelerated efforts towards capitalizing on demand in super smart society-related markets such as the IoT in addition to automotive parts, which are expected to see rapid growth in the future.  As specific measures, the Nisshinbo Group strengthened its business foundation in the semiconductor and electronic device fields by making JRC a wholly-owned subsidiary in October 2017 and adding Ricoh Electronic Devices Co., Ltd. (“Ricoh Electronic Devices”), which is a global supplier of analog power management ICs, as a new subsidiary of the group in March 2018.
*1 A super smart society is defined as “a society where the various needs of society are finely differentiated and met by providing the necessary products and services in the required amounts to the people who need them when they need them, and in which all people can receive high-quality services and live a comfortable and active life that makes allowances for their various differences such as age, gender, region, or language.” (Science and Technology Basic Plan, Cabinet Decision of January 22, 2016).

Further, in April 2018, the Nisshinbo Group developed measures such as spinning off the mobility sector within the Communications Products and Network Division of JRC into JRC Mobility Inc. with an aim of expanding its business areas from automotive to mobility by combining the Nisshinbo Group’s wireless communication and electronic device technologies to develop business in automated driving, electric vehicles, and connected car markets.
While New JRC previously provided electronic devices for many control systems as automotive parts such as power supply control systems and drive motor systems for power control units to be used in electric vehicles (EV), as a result of vehicles becoming more networked with the electrification of vehicles such as ADAS or autonomous driving or the emergence of the IoT, markets are rapidly emerging not only in conventional control areas of engines and brakes, but also in information and communications areas, in which New JRC excels, such as increased speeds and lower power consumption in data communication, and it will become necessary to allocate even more resources to respond to technical innovations that are expected to develop at a rapid pace.  Under these circumstances, in New JRC, which will play a central role in future growth of the Nisshinbo Group, there are calls to effectively invest management resources to rapidly respond to sudden changes in the business environment, and there is a pressing need to establish a solid financial basis that will allow even faster and more flexible decision making and investment decisions and will allow timely growth investments including M&As.  Further, to expand its business area towards automotive and industrial products, which is New JRC’s goal, it will also be essential to create a system that will allow full utilization of the abundant human resources and knowledge possessed by the Nisshinbo Group in that area.
Based on the above awareness, Nisshinbo Holdings and New JRC have had discussions for some time on a collaborative framework for both companies, and in December 2017, Nisshinbo Holdings made a proposal to New JRC to have discussions on making New JRC a wholly-owned subsidiary through a share exchange and the companies began considering the Share Exchange at that time.  Following that, as a result of repeated and ongoing discussions between Nisshinbo Holdings and New JRC, the two companies reached a conclusion that the best course of action to improve the corporate value of Nisshinbo Group as a whole would be that Nisshinbo Holdings makes New JRC, whose business performance and cash flow have improved as a result of fundamental organizational restructuring, a wholly-owned subsidiary.  Further, amid an increasingly severe competitive environment in the run-up to a large-scale increase in demand in next-generation vehicle technology areas such as automated driving, electric vehicles, and connected cars, the need for New JRC to strengthen its access to the Nisshinbo Group’s business resources is increasing day by day, and New JRC reached a conclusion that accelerating its growth strategy by becoming a wholly-owned subsidiary of Nisshinbo Holdings as soon as possible will contribute to improving the corporate value of New JRC.  Specifically, it is expected the Nisshinbo Group will be able to enjoy the following advantages after New JRC becomes a wholly-owned subsidiary of Nisshinbo Holdings.
(i)	Accelerated growth strategy
Nisshinbo Holdings has a policy in its medium- to long-term strategy of focusing its management resources on automotive areas such as self-driving vehicles, electric vehicles, and connected cars and on super smart society-related businesses.  In that context, it is anticipated that the electronic device-related technology possessed by New JRC will be applied to a wide range of applications, and accordingly it is expected that Nisshinbo Group as a whole will see accelerated business growth and become more competitive as a result of New JRC and the other business departments of Nisshinbo Holdings more actively accessing each other’s technology and knowledge.

(ii)	Promoting cost structure reform through integration
As a result of integrating and sharing in overlapping indirect sectors in Nisshinbo Holdings and New JRC, it is expected there will be a lower burden and reduced costs in indirect services in the Nisshinbo Group as a whole, and in addition to that, Nisshinbo Group will endeavor to reduce manufacturing costs by promoting collaboration in terms of manufacturing processes with Ricoh Electronic Devices, which has previously cooperated with New JRC in manufacturing electronic devices, and it is expected that price competitiveness of electronic devices will continue to improve in the entire group.
(iii)	Improved governance level in the entire group
By making New JRC a wholly-owned subsidiary, it will become possible at Nisshinbo Holdings to have unified business operations that are in line with the growth strategy of the Nisshinbo Group as a whole, and it is expected it will become possible to accelerate the growth strategy in line with the rapidly changing business environment.
At the same time, the following is specifically anticipated as advantages that New JRC will be able to enjoy as a result of becoming a wholly-owned subsidiary of Nisshinbo Holdings.
(i)	Expectation of investments utilizing Nisshinbo Holdings’ credibility and capital strength
Now that the results of organizational restructuring are paying off, for New JRC to further develop by seizing the chance of changes to the business environment surrounding it such as steady market expansion in the automotive and industrial device markets, it will be necessary to make focused investments in the areas to be strengthened based on judgements on selection and concentration of resources.  It is expected New JRC will be able to make focused investments as a result of more effective fund procurement by utilizing Nisshinbo Holdings’ credibility and capital strength.
(ii)	Stabilization of business operations and management as a result of a long-term perspective
With the delisting of New JRC, it will become easier to conduct business operations that focus on a long-term perspective and to strategically and effectively invest management resources, and it is also expected management will be conducted in an even more stable manner without being impacted by short-term changes in business performance.
(iii)	Utilization of the global network built by Nisshinbo Holdings
While New JRC has had good business relationships with its existing overseas customers, as it develops new fields and launches new products, it will need to find new customers in addition to its existing customers.  By utilizing the business development knowhow and the global customer network already possessed by Nisshinbo Holdings, it is expected New JRC will be able to quickly and efficiently proceed with more global business development of its existing products and attracting customers with respect to new fields and new products.
(iv)	Utilization of human resources by rationalizing indirect services through unified business operations and delisting

By promoting the rationalization of overlapping indirect departments in Nisshinbo Holdings and New JRC and reducing administrative work upon the delisting, it will be possible to effectively assign personnel, who are valuable management resources of New JRC, and it will be possible to focus human resources on growth areas in an even more strategic manner.  Also, by promoting collaboration with Ricoh Electronic Devices in terms of manufacturing processes, it is expected the manufacturing costs of electronic devices will be reduced and price competitiveness in the global market will improve.
(v)	Utilization of the Nisshinbo Group’s abundant human resources and knowledge
The Nisshinbo Group has strengthened its business foundation in the entire electronics field by, among other measures, making JRC a wholly-owned subsidiary in 2017 and making Ricoh Electronic Devices a wholly-owned subsidiary in March 2018, and after New JRC becomes a wholly-owned subsidiary of Nisshinbo Holdings, it is expected it will be possible to even more effectively utilize the Nisshinbo Group’s abundant human resources and knowledge.
(vi)	Rapid decision-making
As a result of Nisshinbo Holdings becoming New JRC’s single shareholder, which shares the policy with New JRC, it will become possible for New JRC to make quick decisions, and it is expected that will contribute to speedy management decisions necessary in New JRC’s business.
Further, for New JRC’s minority shareholders to also enjoy the effects of the above improvement in corporate value that will be brought about as a result of New JRC becoming a wholly-owned subsidiary of Nisshinbo Holdings, Nisshinbo Holdings and New JRC believe the best course of action would be for all of New JRC’s minority shareholders to become shareholders of Nisshinbo Holdings by way of a share exchange in which Nisshinbo Holdings becomes the wholly-owning parent company resulting from a share exchange and New JRC becomes the wholly-owned subsidiary resulting from a share exchange.  The Share Exchange will allow the optimal and efficient use of the Nisshinbo Group’s management resources and both companies will continue to build a framework that will succeed in increasingly intense global competition by strengthening profitability and competitiveness.
2.	Overview of the Share Exchange
(1)	Schedule of the Share Exchange
Record date for annual general meeting of shareholders (New JRC)	March 31, 2018
Resolution date of the meeting of the Board of Directors (by each of Nisshinbo Holdings and New JRC)	May 10, 2018
Execution date of the Share Exchange Agreement (by each of Nisshinbo Holdings and New JRC)	May 10, 2018
Date of annual general meeting of shareholders (New JRC)	June 25, 2018 (scheduled)
Final trading date (New JRC)	August 28, 2018 (scheduled)
Date of delisting (New JRC)	August 29, 2018 (scheduled)
Effective date of the Share Exchange	September 1, 2018 (scheduled)
(Note 1)
Nisshinbo Holdings plans on implementing the Share Exchange without approval by resolution of its general shareholders’ meeting by way of a simplified share exchange as prescribed in Article 796, Paragraph 2 of the Companies Act.

(Note 2)	The above schedule might be changed upon agreement by Nisshinbo Holdings and New JRC if necessary for the performance of procedures for the Share Exchange or for another reason.

(2)	Method of the Share Exchange
The Share Exchange is a share exchange in which Nisshinbo Holdings will become a wholly-owning parent company resulting from a share exchange and New JRC will become a wholly-owned subsidiary resulting from a share exchange.  The Share Exchange will be implemented, in the case of Nisshinbo Holdings, without approval by resolution of its general shareholders’ meeting by way of a simplified share exchange as prescribed in Article 796, Paragraph 2 of the Companies Act, and in the case of New JRC, with the Share Exchange Agreement being approved at its annual general shareholders’ meeting to be held on June 25, 2018.  The effective date of the Share Exchange is scheduled to be September 1, 2018.
(3)	Allotments in Connection with the Share Exchange
	Nisshinbo Holdings (wholly-owning parent company resulting from a share exchange)	New JRC (wholly-owned subsidiary resulting from a share exchange)
Allotment Ratio in Connection with the Share Exchange	1	0.65
Number of Shares to be Delivered in the Share Exchange	9,253,440 shares of common stock of Nisshinbo Holdings (scheduled)
(Note 1)	Allotment ratio in connection with the Share Exchange (the “Share Exchange Ratio”)
Nisshinbo Holdings will furnish 0.65 shares of common stock of Nisshinbo Holdings (the “Nisshinbo Holdings Shares”) per New JRC Share.  The Share Exchange Ratio might be changed upon discussions and agreement between Nisshinbo Holdings and New JRC if a significant change occurs in the terms and conditions that constitute the bases for the relevant calculations.
(Note 2)	Number of the Nisshinbo Holdings Shares to be delivered in the Share Exchange
Upon the Share Exchange, Nisshinbo Holdings will deliver to the shareholders of New JRC (meaning shareholders after the cancellation of treasury shares as described below, and excluding Nisshinbo Holdings) at the time (the “Record Time”) immediately prior to its acquisition of all the issued shares of New JRC (excluding the New JRC Shares held by Nisshinbo Holdings (24,885,000 shares as of May 10, 2018)) the number of the Nisshinbo Holdings Shares calculated in accordance with the Share Exchange Ratio described in the above table in exchange for the New JRC Shares held by those shareholders.
Nisshinbo Holdings plans to allocate the treasury shares held by Nisshinbo Holdings (16,818,957 shares as of March 31, 2018) to all of the Nisshinbo Holdings Shares to be delivered in the Share Exchange, and Nisshinbo Holdings will not issue any new shares.

New JRC plans to cancel all of its treasury shares (including shares acquired by New JRC in response to a share purchase demand by a dissenting shareholder as prescribed in Article 785, Paragraph 1 of the Companies Act that may be exercised in relation to the Share Exchange) at the Record Time by resolution at the meeting of its Board of Directors held before the day immediately prior to the Share Exchange Effective Date.  The number of shares to be delivered in the Share Exchange might be changed due to the number of treasury shares New JRC comes to hold before the Record Time or another reason.
(Note 3)	Handling of shares less than one unit
As a result of the Share Exchange, it is expected that new shareholders who hold shares less than one unit (shares less than 100 shares) of Nisshinbo Holdings will arise.  In particular, the shareholders of New JRC who hold less than 154 shares of the New JRC Shares are expected to hold only shares less than one unit of Nisshinbo Holdings, and shares less than one unit may not be sold on a financial instruments exchange.  All shareholders that come to hold shares less than one unit of Nisshinbo Holdings may participate in either of the following programs.
(i)	Buyback program for shares less than one unit (sale of shares less than 100 shares)
Under this program, any holder of shares less than one unit of Nisshinbo Holdings may demand that Nisshinbo Holdings purchase the shares less than one unit held by that shareholder in accordance with the provisions of Article 192, Paragraph 1 of the Companies Act.
(2)	Top-up purchase program for shares less than one unit (top-up purchase of less than 100 shares)
Under this program, any holder of shares less than one unit of Nisshinbo Holdings may, in accordance with the provisions of Article 194, Paragraph 1 of the Companies Act, and the Articles of Incorporation of Nisshinbo Holdings, demand that Nisshinbo Holdings sell the number of the Nisshinbo Holdings Shares that will constitute one unit when combined with the shares less than one unit held by that shareholder, and purchase those shares from Nisshinbo Holdings.
(Note 4)	Treatment of fractions of less than a single share
Nisshinbo Holdings will pay an amount equal to fractional shares less than a single Nisshinbo Holdings Share in cash to the shareholders of New JRC who come to receive an allotment of fractional shares less than a single Nisshinbo Holdings Share in association with the Share Exchange in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and ordinances.
(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in Connection with the Share Exchange

This is not applicable because New JRC, which will become a wholly-owned subsidiary of Nisshinbo Holdings as a result of the Share Exchange, has not issued any stock acquisition rights or bonds with stock acquisition rights.
3.	Basis for Allotments in Connection with the Share Exchange
(1)	Basis and Reason for Allotments
As explained in “1. Purposes of the Share Exchange” above, Nisshinbo Holdings proposed the Share Exchange to New JRC in December 2017, and as a result of repeated discussions and negotiations in good faith between Nisshinbo Holdings and New JRC, Nisshinbo Holdings and New JRC determined that the best decision to improve the corporate value of New JRC and the entire Nisshinbo Group would be to make New JRC a wholly-owned subsidiary of Nisshinbo Holdings.
As stated in “(4) Measures to Ensure Fairness” below, to ensure that the Share Exchange Ratio to be used in the Share Exchange described in “(3) Allotments in Connection with the Share Exchange” in “2. Overview of the Share Exchange” above is fair and appropriate, and to ensure that the Share Exchange is otherwise fair and appropriate, Nisshinbo Holdings appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), and New JRC appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”), as their respective third-party valuation agents, and Nisshinbo Holdings appointed Mori Hamada & Matsumoto, and New JRC appointed Citi-Yuwa Partners, as their respective legal advisers, after which they began seriously considering the Share Exchange.
As a result of careful deliberation and examination taking into consideration the share exchange ratio valuation report received from SMBC Nikko Securities that Nisshinbo Holdings requested to calculate the share exchange ratio to be used in the Share Exchange, advice from Mori Hamada & Matsumoto, and the results of due diligence conducted by Nisshinbo Holdings on New JRC, Nisshinbo Holdings determined that the Share Exchange Ratio is appropriate for the shareholders of both companies.
As explained in “(4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest” below, New JRC carefully discussed and examined the Share Exchange using the Share Exchange Ratio while taking into consideration the share exchange ratio valuation report received on May 9, 2018 from Mizuho Securities that New JRC requested to calculate the share exchange ratio to be used in the Share Exchange, advice from Citi-Yuwa Partners, a written opinion received on May 10, 2018 from Messrs. Kenichiro Tanaka and Kazuo Toyama, who are outside directors of New JRC and who have no interest in Nisshinbo Holdings, which is a controlling shareholder of New JRC, and who are registered as independent officers with TSE, that they do not believe the implementation of the Share Exchange will be disadvantageous to the minority shareholders of New JRC, and the results of due diligence conducted on Nisshinbo Holdings.  Further, as stated in “(ii) Outline of Calculation” in “(2) Matters Relating to Calculation” below, New JRC determined that the implementation of the Share Exchange using the Share Exchange Ratio is appropriate because the level of the Share Exchange Ratio is reasonable because it is within the calculation range of the discounted cash flow method (the “DCF Analysis”) and it exceeds the upside of the calculation range of the average market price analysis among the calculation results of the share exchange ratio received from Mizuho Securities, and the Share Exchange Ratio is not disadvantageous to the minority shareholders of New JRC.

As such, because Nisshinbo Holdings and New JRC determined that the Share Exchange Ratio is appropriate for their respective shareholders as a result of repeated thorough negotiations on the share exchange ratio after carefully examining the Share Exchange Ratio based on the results of due diligence conducted by Nisshinbo Holdings and New JRC on each other while referring to the calculation results of the share exchange ratio and advice obtained from their third-party valuation agents, and advice from their legal advisers, and by comprehensively taking into account factors such as the financial condition, performance trends, and stock price performance of both companies, Nisshinbo Holdings and New JRC decided to implement the Share Exchange using the Share Exchange Ratio, and on this day they resolved at respective meetings of their Boards of Directors to execute the Share Exchange Agreement.
(2)	Matters Relating to the Calculation
(i)	Names of the Valuation Agents and Relationships with Nisshinbo Holdings and New JRC
Neither SMBC Nikko Securities, which is a third-party valuation agent of Nisshinbo Holdings, nor Mizuho Securities, which is a third-party valuation agent of New JRC, is a related party of Nisshinbo Holdings or New JRC or has a material interest that must be stated in relation to the Share Exchange.
(ii)	Outline of Calculation
To ensure fairness in calculating the share exchange ratio to be used in the Share Exchange, Nisshinbo Holdings appointed SMBC Nikko Securities, and New JRC appointed Mizuho Securities, as their respective third-party valuation agents, and Nisshinbo Holdings and New JRC requested SMBC Nikko Securities and Mizuho Securities to calculate the share exchange ratio to be used in the Share Exchange and obtained share exchange ratio valuation reports that included the following details.
With respect to Nisshinbo Holdings and New JRC, because the shares of common stock of Nisshinbo Holdings and New JRC are listed on the First Section of TSE and are quoted, SMBC Nikko Securities used the market price analysis (setting May 9, 2018 as the calculation base date, and based on the average daily closing price of the shares of each company for the one-month, three-month and six-month periods up to and including the calculation base date), and the DCF Analysis in order to reflect the status of future business activities in the calculation.
The share exchange ratio valuation report by SMBC Nikko Securities was prepared as reference information to be used when the Board of Directors of Nisshinbo Holdings determines the share exchange ratio, and SMBC Nikko Securities does not express an opinion on the fairness of the share exchange ratio agreed to and determined between Nisshinbo Holdings and New JRC.
The calculation ranges using each of those valuation methods where the share value per share of Nisshinbo Holdings Shares is one are as follows.

Method Used	Calculation Range for the Share Exchange Ratio
Market price analysis	0.545 – 0.598
DCF Analysis	0.456 – 0.773

In calculating the share exchange ratios, SMBC Nikko Securities has, in principle, used such things as information provided to it by Nisshinbo Holdings and New JRC and publicly available information as presented, and assumed that this data, information and the like it has used is entirely accurate and complete.  It has not made an independent study of the accuracy or completeness thereof.  Also, SMBC Nikko Securities has not made an independent assessment, appraisal or evaluation and has not requested an appraisal or evaluation from any independent institution in connection with any relevant assets or liabilities (including contingent liabilities) of Nisshinbo Holdings, New JRC or any of their affiliates.  In addition, SMBC Nikko Securities assumed that the financial forecasts of Nisshinbo Holdings and New JRC have been reasonably prepared based on the best forecasts and judgements obtained from the management of Nisshinbo Holdings and New JRC at that time.  The calculation of the share exchange ratio by SMBC Nikko Securities is subject to information and economic conditions as of May 9, 2018.
In the future financial outlook of Nisshinbo Holdings used by SMBC Nikko Securities as the premises for the calculation using the DCF Analysis, Nisshinbo Holdings expects a substantial increase in operating profits in the coming fiscal years with the operating profits for the fiscal year ending December 2018 forecast to be 3.56 billion yen, the operating profits for the fiscal year ending December 2019 forecast to be 24.56 billion yen, and the operating profits for the fiscal year ending December 2020 forecast to be 42.48 billion yen (subject to the approval of the agenda item regarding a change to the end of the fiscal period to be proposed to the general shareholders’ meeting to be held on June 28, 2018), mainly as a result of taking into account factors for increases in profits due to the recovery of the sea transportation industry, the incorporation of demand for the replacement of equipment, and an increase in demand for small- and medium-sized vessels in JRC’s marine systems business, as well as an increase in domestic private-sector demand and overseas demand for disaster prevention in JRC’s solution and specialized equipment businesses.  One other factor is the consolidation of Ricoh Electronic Devices, which became a subsidiary in March 2018.  Further, even in its automotive break business, Nisshinbo Holdings expects an increase of profits due to the strengthening of the production and sales system for frictional materials to comply with copper regulations for which it is expected there will be global demand and further improvement of the earning structure of TMD Friction, which became a subsidiary.
Further, in the future financial outlook of New JRC, New JRC expects a substantial increase in operating profits in the coming fiscal years with the operating profits for the fiscal year ending December 2018 forecast to be 2.1 billion yen, the operating profit for the fiscal year ending December 2019 forecast to be 3.9 billion yen, and the operating profit for the fiscal year ending December 2020 forecast to be 4.8 billion yen (subject to the approval of the agenda item regarding  a change to the end of the fiscal period to be proposed to the general shareholders’ meeting to be held on June 25, 2018), mainly due to increased profitability in association with an increase in sales such as increased sales of highly profitable products for automotive and industrial equipment and lower fixed costs.
Meanwhile, Mizuho Securities made its calculations regarding the share exchange ratio of the common stock of Nisshinbo Holdings and New JRC using the average market price analysis because the common stock of both companies are listed on TSE and are quoted, and Mizuho Securities calculated the share exchange ratio using the DCF Analysis for the purpose of reflecting the status of future business activities of both companies in the calculation.
In the average market price analysis, May 9, 2018 was set as the calculation base date, and the closing price of the common stock of each company on TSE on the calculation base date and the simple average daily closing price of those shares for the one-month, three-month and six-month periods up to and including the calculation base date were used in the average market price analysis.

In the DCF Analysis, Mizuho Securities evaluated Nisshinbo Holdings’ future cash flow based on financial forecasts from the fiscal year ending December 2018 until the fiscal year ending December 2020 prepared by Nisshinbo Holdings and it evaluated Nisshinbo Holdings’ corporate value and share value by discounting the present value at a certain discount rate. The discount rate was in a range of 5.65 – 6.15%, and the perpetual growth method was used in calculating Nisshinbo Holdings’ going concern value, and a range of -0.25 – 0.25% was used as the perpetual growth rate in the perpetual growth method. At the same time, Mizuho Securities evaluated New JRC’s future cash flow based on financial forecasts from the fiscal year ending December 2018 until the fiscal year ending December 2020 prepared by New JRC and it evaluated New JRC’s corporate value and share value by discounting the present value at a certain discount rate. The discount rate was in a range of 6.45 – 6.95%, and the perpetual growth method was used in calculating New JRC’s going concern value, and a range of -0.25 – 0.25% was used as the perpetual growth rate in the perpetual growth method. The financial forecasts of both companies that served as the basis for the calculations made using the DCF Analysis did not anticipate the implementation of the Share Exchange.
The calculation ranges using each of those valuation methods where the share value per share of Nisshinbo Holdings Shares is one are as follows.
Method Used	Calculation Range for the Share Exchange Ratio
Average market price analysis	0.545 – 0.598
DCF Analysis	0.401 – 0.656

When calculating the above share exchange ratios, Mizuho Securities used such things as information provided to it by Nisshinbo Holdings and New JRC and publicly available information, and assumed that this data, information and the like it has used is entirely accurate and complete and that there are no facts that might have a significant impact on the calculation of the share exchange ratios that have not been disclosed to Mizuho Securities, and Mizuho Securities has not made an independent study of the accuracy or completeness thereof.  Also, Mizuho Securities has not made an independent assessment or evaluation and has not requested an appraisal or evaluation from any independent institution in connection with any relevant assets or liabilities (including contingent liabilities) of Nisshinbo Holdings, New JRC or any of their subsidiaries or affiliates.  In addition, Mizuho Securities assumed that the business forecasts and the financial forecasts of Nisshinbo Holdings and New JRC have been reasonably prepared and created based on the best forecasts and judgements obtained from the management of Nisshinbo Holdings and New JRC at that time.
Further, in the future financial outlook of Nisshinbo Holdings used by Mizuho Securities as the premises for the calculation using the DCF Analysis, Nisshinbo Holdings expects a substantial increase in operating profits in the coming fiscal years with the operating profits for the fiscal year ending December 2018 forecast to be 3.56 billion yen, the operating profits for the fiscal year ending December 2019 forecast to be 24.56 billion yen, and the operating profits for the fiscal year ending December 2020 forecast to be 42.48 billion yen (subject to the approval of the agenda item regarding a change to the end of the fiscal period to be proposed to the general shareholders’ meeting to be held on June 28, 2018), mainly as a result of taking into account factors for increases in profits due to the recovery of the sea transportation industry, the incorporation of demand for the replacement of equipment, and an increase in demand for small- and medium-sized vessels in JRC’s marine systems business, as well as an increase in domestic private-sector demand and overseas demand for disaster prevention in JRC’s solution and specialized equipment businesses.  One other factor is the consolidation of Ricoh Electronic Devices, which became a subsidiary in March 2018.  Further, even in its automotive break business, Nisshinbo Holdings expects an increase of profits due to the strengthening of the production and sales system for frictional materials to comply with copper regulations for which it is expected there will be global demand and further improvement of the earning structure of TMD Friction, which became a subsidiary.

Further, in the future financial outlook of New JRC, New JRC expects a substantial increase in operating profits in the coming fiscal years with the operating profits for the fiscal year ending December 2018 forecast to be 2.1 billion yen, the operating profit for the fiscal year ending December 2019 forecast to be 3.9 billion yen, and the operating profit for the fiscal year ending December 2020 forecast to be 4.8 billion yen (subject to the approval of the agenda item regarding a change to the end of the fiscal period to be proposed to the general shareholders’ meeting to be held on June 25, 2018), mainly due to increased profitability in association with an increase in sales such as increased sales of highly profitable products for automotive and industrial equipment and lower fixed costs.
(3)	Prospects of the Delisting and Reasons for the Delisting
As a result of the Share Exchange, New JRC will become a wholly-owned subsidiary of Nisshinbo Holdings on September 1, 2018, which is the effective date of the Share Exchange.  Prior to that, the shares of New JRC issued by New JRC, which is to become a wholly-owned subsidiary, are scheduled to be delisted on August 29, 2018 (with August 28, 2018 as the final trading date) through prescribed procedures in accordance with the delisting criteria of TSE.  Following the delisting, it will no longer be possible to trade shares of New JRC on the First Section of TSE, but the Nisshinbo Holdings Shares will be allotted to the shareholders of New JRC (excluding Nisshinbo Holdings) in accordance with the Share Exchange Agreement as described above in “(3) Allotments in Connection with the Share Exchange” in “2. Overview of the Share Exchange.”
Given that the Nisshinbo Holdings Shares to be delivered as consideration for the Share Exchange are listed on the First Section of TSE, shareholders that are allotted one unit (100 shares) or more of the Nisshinbo Holdings Shares as a result of the Share Exchange will be able to continue to trade those shares on TSE with single units (100 shares) as transaction units, so we believe the liquidity of the shares will be secured.
At the same time, the shareholders holding shares of New JRC that are less than 154 shares will be allotted a share unit number of the Nisshinbo Holdings Shares of less than 100 Nisshinbo Holdings Shares as a result of the Share Exchange.  Those shares less than one unit cannot be sold on TSE, but as explained in Note 3 (Handling of shares less than one unit) in Section 2(3) above, those shareholders may demand that Nisshinbo Holdings purchase the shares less than one unit they hold.  Alternatively, a shareholder holding shares less than one unit may demand that Nisshinbo Holdings sell the number of the Nisshinbo Holdings Shares that will constitute one unit when combined with the shares less than one unit held by that shareholder, and then purchase those shares from Nisshinbo Holdings.
For details on the handling of fractional shares less than a single Nisshinbo Holdings Share that arise in association with the Share Exchange, see Note 4 (Treatment of fractions of less than a single share) in Section 2(3) above.

(4)	Measures to Ensure Fairness
Since Nisshinbo Holdings is already a parent company of New JRC and holds 63.61% (24,885,000 shares) of the total number of issued shares of New JRC, for New JRC, the Share Exchange constitutes an important transaction, etc. with a controlling shareholder, so Nisshinbo Holdings and New JRC determined that it is necessary to ensure fairness in the Share Exchange, and they have taken the following measures to ensure fairness.
(i)	Obtaining a Valuation Report from an Independent Third-Party Valuation Agent
To ensure fairness in calculating the share exchange ratio to be used in the Share Exchange, Nisshinbo Holdings appointed SMBC Nikko Securities, and New JRC appointed Mizuho Securities, as their respective third-party valuation agents, and Nisshinbo Holdings and New JRC requested SMBC Nikko Securities and Mizuho Securities to calculate the share exchange ratio to be used in the Share Exchange and obtained share exchange ratio valuation reports.  See “(ii) Outline of Calculation” in “(2) Matters Relating to Calculation” for an outline of those valuation reports.
Neither company has obtained from either of those third-party valuation agents an opinion stating that the Share Exchange Ratio is appropriate from a financial perspective (a so-called fairness opinion).
(ii)	Advice from Independent Law Firms
Nisshinbo Holdings appointed Mori Hamada & Matsumoto as its legal advisor for the Share Exchange, and obtained from Mori Hamada & Matsumoto legal advice concerning various procedures for the Share Exchange and the decision-making method and processes to be carried out by Nisshinbo Holdings.  Mori Hamada & Matsumoto has no material interests in Nisshinbo Holdings or New JRC.
At the same time, New JRC appointed Citi-Yuwa Partners as its legal advisor for the Share Exchange, and obtained from Citi-Yuwa Partners legal advice concerning various procedures for the Share Exchange and the decision-making method and processes to be carried out by New JRC.  Citi-Yuwa Partners has no material interests in Nisshinbo Holdings or New JRC.
(5)	Measures to Avoid Conflicts of Interest
Since Nisshinbo Holdings is already a parent company of New JRC and holds 63.61% (24,885,000 shares) of the total number of issued shares of New JRC, for New JRC, the Share Exchange constitutes an important transaction, etc. with a controlling shareholder, so New JRC has taken the following measures to avoid conflicts of interest in addition to the measures to ensure fairness described in (4) above.
(i)	Obtaining an opinion from independent disinterested officers of New JRC
In examining the Share Exchange, the Board of Directors of New JRC requested Messrs. Kenichiro Tanaka and Kazuo Toyama, who are outside directors of New JRC and who have no interest in Nisshinbo Holdings, and who are registered as independent officers with TSE, to examine whether the decision to implement the Share Exchange at the meeting of the Board of Directors of New JRC held today is considered to be disadvantageous to the minority shareholders of New JRC based on rules prescribed by TSE.

After carefully examining the Share Exchange while taking into account the share exchange ratio valuation report prepared by Mizuho Securities and other materials relating to the Share Exchange, and the details of explanations of, and interviews with, related persons, Messrs. Kenichiro Tanaka and Kazuo Toyama provided a written opinion to the Board of Directors of New JRC on May 10, 2018 stating that (a) the purposes of the Share Exchange are considered fair because, given that New JRC becoming a wholly-owned subsidiary of Nisshinbo Holdings will contribute to the strengthening of New JRC’s financial base and stabilization of its management, strengthening of the integrated business operations of both parties, savings resulting from a reduction in indirect services, and prompt decision-making, the Share Exchange is considered reasonable in terms of the management of New JRC, and because no unreasonable issue has been specifically found in determining that the Share Exchange will contribute to improving the corporate value of New JRC, (b) there is no specific event which will give rise to a suspicion on the fairness of the procedures of the Share Exchange because New JRC has taken measures to avoid conflicts of interests by, for example, obtaining a share exchange ratio valuation report from Mizuho Securities, its independent third-party valuation agent, receiving advice from Citi-Yuwa Partners, its legal adviser, regarding the decision-making method and process of the Share Exchange, ensuring that the directors of New JRC who have, or are likely to have, conflicts of interest in the Share Exchange will not participate in the deliberation and voting on any proposal related to the Share Exchange at the meeting of the Board of Directors of New JRC held today, and did not participate in discussions and negotiations on the Share Exchange on behalf of New JRC, (c) no unreasonable issue has been found in the method and process of the calculations by Mizuho Securities, and the terms and conditions of the Share Exchange are considered to be appropriate and determined in a fair manner because no unreasonable issue has been found in the method and process of the calculations by Mizuho Securities and New JRC set the share exchange ratio after having discussions and negotiations with Nisshinbo Holdings over several occasions while taking into account the results of those calculations, (d) the terms and conditions of the Share Exchange are considered to be appropriate and determined in a fair manner because the share exchange ratio (1 of Nisshinbo Holdings to 0.65 of New JRC) agreed upon with New JRC is considered appropriate because, among other things, it exceeds the calculation range of the average market share price analysis (0.545 – 0.598) which is the calculation range for the share exchange ratio calculated by Mizuho Securities, and is at a higher position in the calculation range of the DCF Analysis (0.401 – 0.656), and it is judged that the Share Exchange is not disadvantageous to the minority shareholders of New JRC after comprehensively taking into account the above matters.
(ii)	Approval of all directors excluding directors of New JRC who have an Interest in Nisshinbo Holdings and opinion to the effect that all audit and supervisory board members have no objection
At the meeting of the Board of Directors of New JRC held today, five directors out of eight directors of New JRC (excluding Messrs. Ryo Ogura, Masaya Kawata and Kenji Ara) deliberated on the proposal related to the Share Exchange, and unanimously resolved to approve that proposal, and all three audit and supervisory board members of New JRC participated in that deliberation and expressed an opinion to the effect that they have no objection to the implementation of the Share Exchange.

To avoid any conflict of interest, Mr. Ryo Ogura, who is a director of New JRC and also serves as a director and executive managing officer of Nisshinbo Holdings, Mr. Masaya Kawata, who is a director of New JRC and also serves as a president and representative director of Nisshinbo Holdings, and Mr. Kenji Ara, who is a director of New JRC and also serves as a director and senior executive managing officer of Nisshinbo Holdings, did not participate in any deliberations or voting on the proposal related to the Share Exchange at the meeting of the Board of Directors of New JRC held today and they did not participate in any discussions or negotiations on the Share Exchange on behalf of New JRC.
4. Outline of the Companies that are Parties to the Share Exchange (as of May 10, 2018)
		Nisshinbo Holdings (wholly-owning parent company resulting from a share exchange)		New JRC (wholly-owned subsidiary resulting from a share exchange)
(1)	Name	Nisshinbo Holdings Inc.		New Japan Radio Co., Ltd.
(2)	Address	2-31-11, Ningyo-cho, Nihonbashi, Chuo-ku, Tokyo		3-10, Nihonbashi Yokoyama-cho, Chuo-ku, Tokyo
(3)	Name and title of representative	Masaya Kawata, President and Representative Director		Ryo Ogura, President and Representative Director
(4)	Description of business	Manufacturing and selling electronics, automobile brakes, precision instruments, chemicals, textiles and other similar products, and selling, purchasing and leasing real estate		Manufacturing, selling, and researching and developing electronic parts (microwave products and electronic devices) and other similar products
(5)	Stated capital	27.587 billion yen		5.22 billion yen
(6)	Date of incorporation	February 5, 1907		September 8, 1959
(7)	Number of shares issued	178,798,939 shares		39,131,000 shares
(8)	End of fiscal period	March 31		March 31
(9)	Number of employees	23,104 employees (as of March 31, 2018; consolidated)		2,804 employees (as of March 31, 2018; consolidated)
(10)	Major business partners	Toyota Motor Corporation, Hino Motors, Ltd. and Ministry of Land, Infrastructure, Transport and Tourism		Mitsubishi Electric Corporation and WISOL Co., Ltd.
(11)	Major banks	Mizuho Bank, Ltd. and MUFG Bank, Ltd.		Mizuho Bank, Ltd. and MUFG Bank, Ltd.
(12)	Major shareholders and shareholding ratios	The Master Trust Bank of Japan, Ltd.	16.26	Nisshinbo Holdings Inc.	63.61
		Japan Trustee Services Bank, Ltd.	13.18	BNP Paribas Securities Services Luxembourg/JASDEC/FIM/Luxembourg Funds/UCITS Assets	4.86
		Fukoku Mutual Life Insurance Company	7.41	Japan Trustee Services Bank, Ltd. (Trust Account)	4.40
		Teijin Limited	3.72	UBS AG London A/C IPB Segregated Client Account	3.25
		Trust & Custody Services Bank, Ltd.	2.90	The Master Trust Bank of Japan, Ltd. (Trust Account)	2.32
		Shikoku Chemicals Corporation	1.61	New JRC Employees’ Shareholding Association	1.57
		Mizuho Bank, Ltd.	1.45	New JRC Clients’ Shareholding Association	1.30
		Japan Wool Textile Co., Ltd.	1.41	Chase Manhattan Bank GTS Clients Account Escrow	0.68
		JPMorgan Chase Bank 385151	1.13	Japan Trustee Services Bank, Ltd. (Trust Account 1)	0.60
		Nisshin Cotton Spinning Clients’ Shareholding Association	1.08	Japan Trustee Services Bank, Ltd. (Trust Account 5)	0.59
		(as of March 31, 2018)		(as of March 31, 2018)

(13) Relationships between the Companies
Capital relationship	Nisshinbo Holdings owns 63.61% (24,885,000 shares) of the total number of issued shares of New JRC, and is a parent company of New JRC.
Personnel relationship	Three directors of Nisshinbo Holdings also serve as directors of New JRC.
Business relationship
New JRC participates in CMS (cash management system) transactions of Nisshinbo Holdings, and conducts loan transactions (New JRC’s outstanding short-term loan balance as of March 31, 2018 is 59.98 billion yen).  New JRC sells certain products to and purchases certain products from subsidiaries of Nisshinbo Holdings.

Status as related parties	New JRC is a consolidated subsidiary of Nisshinbo Holdings, and Nisshinbo Holdings and New JRC are related parties.
(14)	Operating results and financial position for the past three years (unit: million yen, except where otherwise noted)
Fiscal period	Nisshinbo Holdings (consolidated)			New JRC (consolidated)
	FY ended March 2016	FY ended March 2017	FY ended March 2018	FY ended March 2016	FY ended March 2017	FY ended March 2018
Consolidated net assets	284,471	275,753	290,434	10,666	11,192	14,056
Consolidated total assets	651,793	646,288	654,227	40,254	40,409	44,999
Consolidated net assets per share (yen)	1,472.26	1,444.94	1,659.29	272.67	286.09	359.30
Consolidated sales	533,989	527,274	512,047	47,816	48,865	51,665
Consolidated operating profit	12,617	4,890	15,085	3,126	1,792	2,138
Consolidated current profit	17,034	10,556	19,700	3,095	1,859	2,058
Net profit attributable to shareholders of the parent company	10,775	3,574	26,352	2,496	616	2,520
Consolidated net profit per share (yen)	67.93	22.52	160.59	63.81	15.75	64.44
Dividend per share (yen)	30.00	30.00	30.00	0.00	0.00	0.00

(Note 1)
“(12) Major shareholders and shareholding ratios” of Nisshinbo Holdings does not include its treasury shares (16,818,957 shares).  The shareholding ratios are the number of shares owned as a percentage of the total number of issued shares excluding treasury shares.

(Note 2)
“(12) Major shareholders and shareholding ratios” of New JRC does not include treasury shares (9,938 shares).  The shareholding ratios are the number of shares owned as a percentage of the total number of issued shares excluding treasury shares.

5. Status after the Share Exchange
Wholly-owning parent company resulting from a share exchange
(1)	Name	Nisshinbo Holdings Inc.
(2)	Address	2-31-11, Ningyo-cho, Nihonbashi, Chuo-ku, Tokyo
(3)	Name and title of representative	Masaya Kawata, President and Representative Director
(4)	Description of business	Manufacturing and selling electronics, automobile brakes, precision instruments, chemicals, textiles and other similar products, and selling, purchasing and leasing real estate
(5)	Stated capital	27.587 billion yen (as of March 31, 2018)
(6)	End of fiscal period	March 31 (to be changed to December 31 effective as of the fiscal year ending December 2018)
(7)	Net assets	Not determined at this time.
(8)	Total assets	Not determined at this time.

6. Summary of Accounting
It is expected the Share Exchange will be a common control transaction, etc. that constitutes a transaction with a non-controlling shareholder.
7. Future Outlook
It is expected that the Share Exchange will have a minor effect on the results of Nisshinbo Holdings and New JRC, since New JRC is already a consolidated subsidiary of Nisshinbo Holdings.
8. Matters Relating to Transactions, Etc. with Controlling Shareholders
(1)	Applicability to Transactions, Etc. with Controlling Shareholders, and Status of Compliance with the Policy to Protect Minority Shareholders
Since Nisshinbo Holdings is a controlling shareholder that owns 63.61% (24,885,000 shares) of the total number of issued shares of New JRC, for New JRC, the Share Exchange constitutes a transaction with a controlling shareholder.
The “Guidelines in Connection with Programs to Protect Minority Shareholders at the Time of Transactions, Etc. with a Controlling Shareholder” set out in the Corporate Governance Report disclosed by New JRC on June 29, 2017 prescribe that New JRC conducts transactions with its parent company and business companies of the parent company on the same conditions as those with other clients, and takes appropriate measures not to cause any disadvantage to its minority shareholders.

As stated in “(4) Measures to Ensure Fairness,” and “(i) Obtaining an opinion from independent disinterested officers of New JRC” and “(ii) Approval of all directors excluding directors of New JRC who have an Interest in Nisshinbo Holdings and opinion to the effect that all audit and supervisory board members have no objection” in “(5) Measures to Avoid Conflicts of Interest” under “3. Basis for Allotments in Connection with the Share Exchange” above, New JRC plans on setting the Share Exchange Ratio and implementing the Share Exchange after taking measures to ensure that fairness and avoid conflicts of interest in relation to the Share Exchange.  It is therefore believed that the Share Exchange complies with the terms of New JRC’s “Guidelines in Connection with Programs to Protect Minority Shareholders at the Time of Transactions, Etc. with a Controlling Shareholder.”]
(2)	Matters Relating to Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest
As stated in “(1) Applicability to Transactions, Etc. with Controlling Shareholders, and Status of Compliance with the Policy to Protect Minority Shareholders” above, since the Share Exchange constitutes a transaction, etc. with a controlling shareholder for New JRC, New JRC has determined that it is necessary to take measures to ensure fairness and measures to avoid conflicts of interest, and it has, at the meeting of its Board of Directors held today, carefully discussed and examined the Share Exchange, and it has made a decision on the Share Exchange after ensuring the fairness and avoiding conflicts of interest by taking the measures described in “(4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest” under “3. Basis for Allotments in Connection with the Share Exchange” above.
(3)
Outline of Opinion Obtained from Persons Who Have No Relationship of Interest with a Controlling Shareholder Stating That the Transactions, Etc. are not Contrary to the Interests of Minority Shareholders

As stated in “(i) Obtaining an opinion from independent disinterested officers of New JRC” in “(5) Measures to Avoid Conflicts of Interest” under “3. Basis for Allotments in Connection with the Share Exchange” above, in examining the Share Exchange, the Board of Directors of New JRC requested Messrs. Kenichiro Tanaka and Kazuo Toyama, who are outside directors of New JRC and who have no interest in Nisshinbo Holdings, and who are registered as independent officers with TSE, to examine whether the decision to implement the Share Exchange at the meeting of the Board of Directors of New JRC held today is considered to be disadvantageous to the minority shareholders of New JRC based on rules prescribed by TSE.
After carefully examining the Share Exchange while taking into account the share exchange ratio valuation report prepared by Mizuho Securities and other materials relating to the Share Exchange, and the details of explanations of, and interviews with, related persons, Messrs. Kenichiro Tanaka and Kazuo Toyama provided a written opinion with the contents set out in Section 3(5)(i) above to the Board of Directors of New JRC on May 10, 2018.

End.
Reference: Consolidated earnings forecast for the current period (portion announced on May 10, 2018) and consolidated results for the previous period of Nisshinbo Holdings
	Consolidated sales	Consolidated operating profit	Consolidated current profit	Consolidated net profit
Earnings forecast for the current period (Fiscal year ended December 2018)	435 billion yen	3.5 billion yen	7.5 billion yen	5 billion yen
Consolidated earnings forecast	546 billion yen	15.5 billion yen	20 billion yen	13.5 billion yen
Results for the previous period (Fiscal year ended March 2018)	512.047 billion yen	15.085 billion yen	19.7 billion yen	26.352 billion yen
Note:
Nisshinbo Holdings plans to change the end of its fiscal period from March 31 to December 31 effective from FY 2018 on the condition that the agenda item regarding “Partial Amendment to Articles of Incorporation” is approved at the 175th annual general shareholders’ meeting to be held on June 28, 2018.  Therefore, for the fiscal year ending December 2018, which is a transitional period, the period of nine months from April 1, 2018 to December 31, 2018 will constitute the consolidated period in relation to Nisshinbo Holdings and the subsidiaries whose fiscal periods end in March, the period of ten months from March 1, 2018 to December 31, 2018 will constitute the consolidated period in relation to the subsidiaries whose fiscal periods end in February, and the period of twelve months from January 1, 2018 to December 31, 2018 will (as is conventional) constitute the consolidated period in relation to the subsidiaries whose fiscal periods end in December, subject to that change to the end of the fiscal period.  For reference, the consolidated earnings forecasts for the 12-month consolidated period from April 1, 2018 to March 31, 2019, adjusted on the assumption that the end of the fiscal period will not be changed, are indicated in “Consolidated earnings forecast.”

Consolidated earnings forecast for the current period (portion announced on April 24, 2018) and consolidated results for the previous period of New JRC

	Consolidated sales	Consolidated operating profit	Consolidated current profit	Consolidated net profit
Earnings forecast for the current period (Fiscal year ending December 2018)	40.5 billion yen	2.1 billion yen	2.2 billion yen	2 billion yen
Earnings forecast for the current period (after adjustment) (Fiscal year ending March 2019)	54.5 billion yen	3.3 billion yen	3.4 billion yen	3 billion yen
Results for the previous period (Fiscal year ending March 2018)	51.665 billion yen	2.138 billion yen	2.058 billion yen	2.52 billion yen
Note:
New JRC plans to change the end of its fiscal period from March 31 to December 31 effective from FY 2018 on the condition that the agenda item regarding “Partial Amendment to Articles of Incorporation” is approved at the 83rd annual general shareholders’ meeting to be held on June 25, 2018.  Therefore, for the fiscal year ending December 2018, which is a transitional period, a period of nine months from April 1, 2018 to December 31, 2018 will constitute the consolidated period subject to that change to the end of the fiscal period.  For reference, the consolidated earnings forecasts for the 12-month consolidated period from April 1, 2018 to March 31, 2019 are indicated in “Earnings forecast for the current period (after adjustment) (Fiscal year ending March 2019).”